SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 25 November 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	IPO of Britvic dated 14 November 2005
99.2	Posting of Document dated 16 November 2005
99.3	Director/PDMR Shareholding dated 17 November 2005
99.4	Disposal dated 24 November 2005

Exhibit 99.1

14 November 2005

INTERCONTINENTAL HOTELS GROUP
ANNOUNCES DISPOSAL OF UP TO 100% OF ITS INTEREST IN BRITVIC BY WAY OF INITIAL
PUBLIC OFFERING

InterContinental Hotels Group PLC ('IHG' or the 'Company') today announces that it intends to dispose of part or all of its 47.5% interest in Britvic(1) ('Britvic') by way of an initial public offering (the 'Disposal' or 'IPO') of the Britvic shares.

IHG has been pursuing a strategy of focusing on managing and franchising hotels. In line with this strategy, in March 2004, IHG announced that it had reached an agreement in principle with the other Britvic shareholders (Pernod Ricard (then Allied Domecq), Whitbread and PepsiCo) to consider the disposal of their respective interests in Britvic by way of an IPO at any point between January 2005 and December 2008. IHG and the other Britvic shareholders have concluded that it is now appropriate to proceed with the IPO.

Due to the size of the IPO relative to IHG, the Disposal is conditional, inter alia, upon Shareholders' approval being obtained at an Extraordinary General Meeting. A formal notice of the meeting and the resolution to be proposed will be sent to shareholders shortly, together with a circular setting out further details of the disposal of Britvic. A separate letter (the 'Shareholder Letter'), expected to be posted on 25 November 2005, simultaneous with the publication of the Britvic price range prospectus, will detail the IPO price range and the number of Britvic shares to be sold by Britvic shareholders in the IPO, together with certain additional information. The Shareholder Letter, for regulatory reasons, will not be sent into the United States.

The Extraordinary General Meeting will be held at Lawrence Hall, The Royal Horticultural Society Halls, Greycoat Street, London SW1P 2QD at 10.30 am on 7 December 2005.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):                                                       +44 (0) 1753 410 176
                                                                                                                                             +44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):                                                                                          +44 (0) 1753 410 425
                                                                                                                                             +44 (0) 7808 094 471

These materials are not an offer for sale of securities. The securities referred to herein will not be or have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of such Act.

Notes to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

_____________________

(1) The current holding company of the Britvic Soft Drinks group is Britannia Soft Drinks Limited. Britannia SD Holdings Limited (to be renamed Britvic plc) will become the holding company of Britannia Soft Drinks Limited prior to the IPO. It will be the shares of Britvic plc that will be offered in the IPO.

Exhibit 99.2

16 November 2005

INTERCONTINENTAL HOTELS GROUP ('the Company')

POSTING OF DOCUMENT

Further to the announcement made on 14 November 2005 regarding the proposed disposal of up to 100% of the Company's interest in Britvic by way of an initial public offering, the circular, notice of Extraordinary General Meeting (the 'EGM') and proxy form are being posted to shareholders today. The EGM seeking shareholder approval for the disposal is to be held on 7 December 2005.

The Company announces that copies of the circular have been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

This information is provided by RNS, the company news service from the London Stock Exchange.

For further information, please contact:

Investor Relations (Gavin Flynn/Paul Edgecliffe-Johnson):                                                       +44 (0) 1753 410 176
                                                                                                                                             +44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):                                                                                          +44 (0) 1753 410 425
                                                                                                                                             +44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Exhibit 99.3

                                       SCHEDULE 11

           NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

InterContinental Hotels Group PLC

2. Name of director(s)

Technical interest of all Executive Directors in common with all potential beneficiaries in an Employee Share Ownership Trust

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shares held by the InterContinental Hotels Group PLC Employee Share Ownership
Trust (Jersey)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees Limited, Account no 522000

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of shares to participants (not Directors) under the Executive Share Option Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

 N/A

9. Number of shares/amount of stock disposed

39,257

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 10 pence each

12. Price per share

N/A

13. Date of transaction

15 November 2005

14. Date company informed

16 November 2005

15. Total holding in the Trust following this notification

2,869,487 Ordinary shares

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Liz Searle 01753 410246

25. Name and signature of authorised company official responsible for making this notification

Liz Searle

Date of Notification

17 November 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit 99.4

24 November 2005

INTERCONTINENTAL HOTELS GROUP ANNOUNCES SALE OF
CROWNE PLAZA BIRMINGHAM CITY

InterContinental Hotels Group PLC ("IHG") today announces it has sold its leasehold interest in the Crowne Plaza Birmingham City (284 rooms) to Centre Island Birmingham Limited for £24.4 million (before transaction costs), approximately £3m ahead of net book value.

The Crowne Plaza Birmingham City has been sold with a 20 year Crowne Plaza franchise agreement. Centre Island Birmingham is part of the Centre Island Hotels Group which is an existing IHG franchisee with six other properties in the UK, Crowne Plaza Liverpool, Holiday Inn Ashford North, Holiday Inn Ellesmere Port, Holiday Inn Liverpool City Centre, Holiday Inn Preston and Express by Holiday Inn Liverpool Albert Dock.

Further transaction details
1. No tax charge arises and no cash tax is expected to be payable as a result of this transaction.

Since Separation in April 2003, including today's announcement, IHG has announced the disposal of 141 hotels with proceeds of approximately £2.3 billion. Three properties remain on the market.

Disposal announced today:

	2004	2003
	£m	£m
Revenue	7.7	7.9
EBITDA	1.9	2.8
EBIT	1.4	2.1
Hotels		Rooms
Crowne Plaza Birmingham City		284

A list of IHG's owned and leased properties detailing those disposed of, on the market and not on the market is available at http://www.ihgplc.com/investors

For further information, please contact:

Investor Relations (Gavin Flynn,Paul Edgecliffe-Johnson):                                                       +44 (0) 1753 410 176
                                                                                                                                             +44 (0) 7808 098 972

Media Affairs (Leslie McGibbon):                                                                                          +44 (0) 1753 410 425
                                                                                                                                             +44 (0) 7808 094 471

Notes to Editors:

InterContinental Hotels Group PLC of the United Kingdom (LON:IHG, NYSE:IHG (ADRs)) is the world's largest hotel group by number of rooms. InterContinental Hotels Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and over 537,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world's largest hotel loyalty programme, Priority Club® Rewards, with over 26 million members worldwide. In addition to this, InterContinental Hotels Group has a 47.5% interest in Britvic, one of the two leading manufacturers of soft drinks, by value and volume, in Great Britain.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	25 November 2005